PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED MARCH 1, 2007

AMRECORP REALTY FUND II

2800 N. Dallas Parkway, Suite 100
Plano, Texas 75093

March__, 2007

Dear Limited Partner:

I am writing to recommend and seek your consent to the sale of the Chimney Square apartments property owned by Amrecorp Realty Fund II. The Chimney Square apartments are the sole remaining real estate investment owned by the partnership. The general partner expects that shortly after completion of the sale, after providing for the partnership’s liabilities, holders of limited partnership units are expected to receive a cash distribution of approximately $95 to $100 per unit if the purchaser of the property is permitted to assume the partnership’s mortgage loan on the property.

The general partner is proposing the sale of the Chimney Square apartments as the final sale of the partnership’s properties that have been sold during the past 10 years. The general partner believes that the timing is favorable in the commercial real estate market for the partnership to sell the property. An affiliate of the general partner is proposing to pay the $5,250,000 appraised value of the property, as determined (as of January 2, 2007) by Deverick & Associates, Inc., an independent real estate valuation firm. In addition, because the purchaser is an affiliate of the general partner, the sale includes favorable terms to the partnership that are not likely to be present in connection with a sale to a third party purchaser, including the fact that the partnership is not required to pay a real estate brokerage commission in connection with the sale.

Although the partnership agreement does not require the consent of limited partners to sell the partnership’s property to third parties, because the proposed purchaser of the property is an affiliate of the general partner, unitholders holding 66⅔% of the limited partnership units must approve the sale, excluding any units held by the general partner or his affiliates.

The general partner and his affiliate purchasing the property have determined that the sale transaction is fair to the unitholders unaffiliated with the general partner and his affiliates and, therefore, recommend that the unitholders “CONSENT” to the sale.

Your vote is important no matter how many units you own. Failure to return your consent will have the same effect as voting against the proposed sale of the Chimney Square apartment property. Please date, sign and promptly return the enclosed Consent Card in the provided envelope or by facsimile as instructed in this consent solicitation statement.

This consent solicitation statement explains in detail the terms of the proposed sales transaction. This consent solicitation statement and the enclosed Consent Card are first being mailed to unitholders on or about March __, 2007.

___________________________________
Robert J. Werra
General Partner of Amrecorp Realty Fund II

TABLE OF CONTENTS
Page

SUMMARY	1
Purpose of the Consent Solicitation	1
What You Will Receive as a Result of the Transaction	1
Purposes of and Reasons for the Transaction	1
Independent Appraisal of the Property	1
Fairness of the Transaction	1
Primary Potential Disadvantages of the Transaction	2
Conflicts of Interest	2
Vote Required	2
Financing of the Transaction by the Purchaser	2
Termination of the Transaction	2
Material Federal Income Tax Consequences	2
INFORMATION ON VOTING	3
WHO CAN HELP ANSWER YOUR QUESTIONS	3
SPECIAL FACTORS	4
Background and Purpose of the Transaction	4
Alternatives to the Transaction	5
Fairness of the Transaction	5
Disadvantages and Risks Associated with the Transaction	6
Conflicts of Interest	7
Independent Appraisal	7
Effects of the Transaction	11
Failure to Approve the Sale	12
Plans or Proposals by the Partnership	12
Plans or Proposals by the Purchaser Following the Sale	12
Financing of the Purchase	12
Material Federal Income Tax Consequences	13
CONSENT PROCEDURE	14
Limited Partner Consent	14
Consent Procedures	15
No Dissenters’ Rights of Appraisal	15
SOLICITATION OF CONSENTS	16
THE PURCHASE AND SALE AGREEMENT	16
Purchase	16
Financing	16
Representations and Warranties of the Parties	16
Covenants	16
Conditions to the Sale	17
Closing	17
Termination	17
INFORMATION ABOUT THE PARTNERSHIP	17
General Information	17
General Partner	17
Description of the Partnership Property	17
Distributions	18
Partnership Units Outstanding	19
Market for the Units	19
Related Party Transactions	20
Summary Historical Financial Data	21
INFORMATION CONCERNING THE PURCHASER AND ITS AFFILIATES21	22
The Purchaser	22
Affiliates of the Purchaser	22
WHERE YOU CAN FIND MORE INFORMATION	22
General	22
Independent Accountants	23

SUMMARY TERM SHEET

This summary highlights selected information included in this consent solicitation statement, and is qualified by reference to the detailed information appearing elsewhere in this document. Please carefully review all of the information provided in this consent solicitation statement.

Purpose of the Consent Solicitation

•	To approve the sale of the partnership’s Chimney Square apartments property to an affiliate of the general partner.

See “Special Factors—Background and Purpose of the Transaction.”

What You Will Receive as a Result of the Transaction

•
It is expected that as a result of the sale and after provision for the partnership’s liabilities you will receive a cash distribution in the amount of approximately $95 to $100 for each limited partnership unit you own if the purchaser is permitted to assume the partnership’s mortgage debt on the property. If the purchaser is unable to assume the debt, the partnership will incur a prepayment fee to the lender as a result of the transaction, which would reduce the amount of the expected distribution to limited partners by approximately $8 per unit. See “The Purchase and Sale Agreement—Financing.” You may expect to receive your cash distribution approximately 30 days following completion of the sale, which is expected to occur shortly after receipt of the required approval of the sale by limited partners.

•	If the sale transaction closes, after the cash distribution, the partnership will be dissolved and as a result you will no longer have an interest in the partnership.

See “Special Factors—Effects of the Transaction.”

Purposes of and Reasons for the Transaction

•	Sale of the partnership’s final property and dissolution of the partnership.

•	Providing a cash distribution to you.

•	Eliminating uncertainties relating to the price and timing of a possible disposition of the property to a third party in the future.

•
Allowing for more of the net sales proceeds to be distributed to you than would otherwise be distributable in a typical third party sale, by structuring a sale without a customary real estate broker’s commission.

•
Allowing for more of the net sales proceeds to be distributed to you promptly after the closing of the sale than would otherwise be distributable in a typical third party sale, by structuring the sale on an “as is” basis without any continuing representations or warranties by the partnership that would require the maintenance of cash reserves after closing.

See “Special Factors—Fairness of the Transaction.”

Independent Appraisal of the Property

•	Deverick & Associates, Inc. has appraised the property to be sold by the partnership and issued its report relating to the appraisal, which is described under “Special Factors—Independent Appraisal.”

Fairness of the Transaction

•
The general partner believes that the purchase price and other terms of the sale are fair to unitholders unaffiliated with the general partner and recommends that you vote for approval of the sale. However, the general partner has economic and other interests that are in conflict with the interests of the unaffiliated unitholders. No independent committee or independent third party has reviewed or approved the sale transaction, although an independent real estate valuation firm appraised the value of the property.

•
RJW Chimney Square, L.C. (the purchaser), which is controlled by the general partner and so is an affiliate of the partnership, believes that the terms of the sale are fair to the unitholders unaffiliated with the general partner, based upon the same factors considered by the general partner.

See “Special Factors—Fairness of the Transaction.”

Primary Potential Disadvantages of the Transaction

•	Continued ownership of the property by the partnership could be more economically beneficial to you than the proposed sale if the value of the property were to increase in the future.

•	A more favorable transaction might be available from a third-party purchaser of the property now or in the future.

•	No independent committee or entity negotiated with the purchaser the price to be paid for the property.

•	No independent person has evaluated or rendered any opinion as to the fairness of the sale to you.

See “Special Factors—Disadvantages and Risks Associated with the Transaction.”

Conflicts of Interest

•	The general partner has economic and other interests that conflict with your interests.

•
The purchaser of the property is affiliated with the general partner and inherently desires to pay the partnership a lower price for the property, while you wish the partnership to receive a higher price.

See “Special Factors—Conflicts of Interest.”

Vote Required

Unitholders representing 66⅔% of the limited partnership units (excluding units held by the general partner or his affiliates) must approve the sale. See “Consent Procedures—Limited Partner Consent.”

Financing of the Transaction by the Purchaser

The purchaser expects to finance the purchase of the property with its own funds together with the assumption of the existing mortgage indebtedness on the property. The purchaser is highly confident of its ability to assume the existing indebtedness. If, however, the lender were to refuse to permit the debt assumption, the purchaser would purchase the property with new financing, but the partnership would incur a loan prepayment fee on the existing debt of approximately $114,000. See “Special Factors—Financing of the Purchase—Source of Funds.”

Termination of the Transaction

The proposed purchase and sale agreement for the property may be terminated by the parties, if the sale has not occurred within 90 days after approval of the sale by the limited partners.

See “The Purchase and Sale Agreement—Termination.”

Material Federal Income Tax Consequences

Each unitholder will recognize gain in connection with the partnership’s sale of the Chimney Square apartments equal to the excess of the amount realized by the partnership in the sale and allocated to the unitholder over the unitholder’s share of the partnership’s adjusted tax basis in the property. The precise tax consequences of the transaction to you will depend upon the facts of your situation. You should consult your tax advisor.

See “Special Factors—Material Federal Income Tax Consequences.”

INFORMATION ON VOTING

Carefully read and consider the information contained in this document.

Indicate your vote on the Consent Card and mail your signed and dated Consent Card in the enclosed return envelope as soon as possible. You may also fax your completed Consent Card to (972) 836-8033.

WHO CAN HELP ANSWER YOUR QUESTIONS

After reading through this consent solicitation statement, if you have any questions about the transaction, you may contact:

John R. Werra
Univesco, Inc.
2800 N. Dallas Parkway, Suite 100
Plano, Texas 75093
Phone: (972) 836-8001
            (800) 966-2787
Fax: (972) 836-8033

SPECIAL FACTORS

Background and Purpose of the Transaction

The partnership was formed in 1984 for the primary purpose of acquiring, operating and ultimately disposing of real estate. In furtherance of this purpose, the partnership acquired the Chimney Square apartments located in Abilene, Texas in 1984, a commercial shopping center located in Lancaster, Texas in 1984, and an apartment complex located in Charlotte, North Carolina in 1985. The partnership then sold its commercial shopping center located in Lancaster, Texas in 1996 and sold its apartment complex located in Charlotte, North Carolina in 1997.

The general partner periodically assesses the advisability and economic benefits of disposing of the partnership’s final property and has determined that a sale of the Chimney Square apartments at this time is beneficial to the partnership. Over the past several years, the commercial real estate markets in general have improved, and the general partner believes that the commercial real estate market in Texas is now favorable for sellers.

As a result of favorable market conditions for the partnership to sell its remaining property, in November 2006 the general partner began considering the possible sale of the property to an affiliate of the general partner at the property’s fair market value. Because the general partner and the purchaser are affiliates, the general partner determined that a third party should be retained to provide an independent valuation of the property.

In December 2006, the partnership retained Deverick & Associates, Inc., an independent regional real estate valuation firm, to appraise the value of the Chimney Square apartments. On January 2, 2007, Deverick & Associates issued its report in which it opined that the market value of the property, as of that date, was $5,250,000.

After receiving this appraisal, the general partner decided to proceed with the sale of the Chimney Square apartments to the purchaser, without soliciting any third parties to obtain other offers to purchase the property, for the following reasons. First, he believed that even if a third party were willing to pay more than the appraised value for the property, the third party would likely require the partnership to make various representations and warranties, which could have the result of requiring the partnership to pay back a portion of the purchase price. In addition to the possibility of a reduction in the purchase price, the partnership would be required to maintain cash reserves to cover any post-closing claims, thus delaying the distribution of net proceeds to unitholders. In contrast, the proposed sale to the purchaser would not be structured with these disadvantageous terms. Second, the general partner knew that a sale to the purchaser would not be conditioned on the purchaser’s ability to obtain financing, which might not be the case with a third party. The absence of a financing condition would make it more likely that a sale would occur.

On February 23, 2007, the purchaser and the partnership agreed on a form of purchase and sale agreement, which is subject to unitholder approval. The agreement provides for the sale of the Chimney Square apartments to the purchaser, and the assumption by the purchaser of all liabilities relating to the property, for an aggregate cash purchase price of $5,250,000, which is the appraised value of the property as determined (as of January 2, 2007) by Deverick & Associates.

The purpose of the transaction is to provide for the purchaser’s acquisition of the Chimney Square apartments, while affording unitholders with the opportunity to receive cash from their investment in the partnership.

The purchaser and the general partner desire to proceed with the purchase and sale at this time because they believe that current market conditions and circumstances are favorable for the sale of the property at a price and upon terms that are acceptable to the purchaser and fair to the unitholders not affiliated with the general partner.

If the sale of the Chimney Square apartments occurs, the partnership will no longer own any investment properties and will distribute to unitholders all remaining cash after providing for any liabilities of the partnership. The partnership will then be dissolved. As a result, unitholders would no longer have an interest in the partnership.

Alternatives to the Transaction

The general partner considered two primary alternatives to the transaction: (1) the continued ownership of the property by the partnership and (2) the sale of the property by the partnership to a third party and the distribution of the net proceeds of the sale to unitholders.

Continued Ownership

Over the past several years, real estate markets in general have improved, and the general partner has determined that it is an opportune time for the partnership to sell the Chimney Square apartments at a favorable price.

Sale to a Third Party

The general partner believes that a sale of the Chimney Square apartments through a solicitation of third-party bids would not necessarily result in a more favorable transaction for unitholders. A third-party transaction could require the payment of transaction costs significantly in excess of costs to be incurred by the partnership in the proposed sale, which would be borne by the partnership, and these costs would reduce the amount to be received by unitholders from the sale. For example, unlike in the usual case of a sale to a third party, no broker commissions will be paid under the proposed sale, which normally would be expenses borne by the partnership. Additionally, the partnership would likely be required to retain a portion of the proceeds of a third-party sale to fund possible post-closing liabilities to a third-party purchaser. Under the terms of the proposed purchase and sale agreement, however, the purchaser has agreed to acquire the property “as is.” Accordingly, the partnership will not make any representations regarding the property, and following the completion of the sale all cash held by the partnership, after making provisions for the partnership’s liabilities, will be distributed to unitholders. Proceeds from the sale of the property available for distribution to unitholders will not be reduced by claims relating to contingent liabilities concerning the property.

Although the general partner did not solicit third-party bids and does not believe that the solicitation of third-party bids would necessarily result in a more favorable transaction for unitholders, there is no assurance that unitholders would not ultimately receive more for their units as a result of the sale of the property to a third party.

Fairness of the Transaction

The general partner recommends that unitholders CONSENT to the sale of the Chimney Square apartments to the purchaser. Although the amount to be paid to the partnership for the property is not the result of arm’s length negotiations between the purchaser and the partnership and is subject to conflicts of interest, the general partner and the purchaser believe that the purchase price and the other terms of the sale are fair to unitholders unaffiliated with the general partner. The general partner bases its recommendation that unitholders “CONSENT” to the sale on the following material factors:

•	The sale is subject to the approval of unitholders owning 66⅔% of the outstanding limited partnership units, excluding any units owned by the general partner or his affiliates.

•
The purchase of the property is not subject to a financing contingency, which increases the likelihood that the sale will occur and that unitholders who desire to realize liquidity will be able to do so.

•
As a result of the general partner’s numerous past transactions with the lender of the mortgage indebtedness on the property, the general partner is highly confident that the lender will permit the purchaser (who is an affiliate of the general partner) to assume that indebtedness in connection with the sale, although there is no assurance that this will be the case. A third-party purchaser, however, may be less likely to be permitted by the lender to assume the mortgage debt, which would require prepayment of the debt and result in the partnership’s incurring a loan prepayment fee of approximately $114,000 in connection with the sale of the property.

•
Because of the purchaser’s affiliation with the general partner, the purchaser is familiar with the condition of the property and is willing to assume all of the liabilities relating to the property on terms and conditions that would not be common for a third-party purchaser, including the absence of representations and warranties about the property, the absence of any indemnification protection and the lack of any financing contingency. If the partnership were to sell the property to a third party, a portion of the proceeds would most likely have to be retained by the partnership after the sale to fund contingent liabilities, thereby delaying the unitholders’ ability to realize the full value of the sale.

The general partner is relying primarily on the appraised value of the Chimney Square apartments indicated in the appraisal report prepared by Deverick & Associates, an independent valuation firm, in determining the fairness of the terms of the sale to unitholders unaffiliated with the general partner. Because the appraisal report was prepared by an independent third party, the general partner does not believe it is also necessary to obtain an independent third party opinion of the fairness of the sale in order to make his fairness determination.

The general partner also believes that the terms of the sale are procedurally fair to unitholders unaffiliated with the general partner. He believes this despite the fact that the general partner did not retain a person unaffiliated with the general partner to act solely on behalf of the unaffiliated unitholders to negotiate the sale and/or prepare a report concerning the fairness of the transaction to the unaffiliated unitholders. The general partner believes this to be the case because the sale is subject to the approval of limited partners holding 66⅔% of the outstanding limited partnership units, excluding any units held by the general partner or his affiliates.

Because the limited partnership units are not traded on any established trading market, there is very little trading in the units. During 2006, the general partner is aware of the sale of only 22 units, which sold at $50 per unit. On November 22, 2006, affiliates of MacKenzie Patterson Fuller, L.P. commenced a tender offer for up to 14,534 units at a price of $85 per unit, less the amount of distributions declared or paid on the units between November 22, 2006 and the termination of the tender offer. As a result of the $25 per unit cash distribution paid by the partnership on November 24, 2006, the tender offer price should have been reduced to $60 per unit. If this unit price were considered the liquidation value of the partnership, it would imply a value of the Chimney Square apartments at approximately $4,675,000. MacKenzie Patterson Fuller, L.P. reported that they purchased through their tender offer 505.75 units. In early January 2007, the partnership became aware of an offer to purchase by CMG Partners, LLC of up to 4.9% of the outstanding units at a price of $62.50 per unit, less the amount of any distributions declared or paid after December 10, 2006. The offer provided for its expiration on February 28, 2007, unless earlier terminated or extended by the offeror. If this unit price were considered the liquidation value of the partnership, it would imply a value of the Chimney Square apartments at approximately $4,710,000. Although these transactions were arm’s-length transactions, the general partner does not believe they represent a fair value of the property.

The general partner also does not consider net book value to be relevant in determining the fair value of the property. Because the property is carried on the partnership’s balance sheet at its historical cost and has been depreciated over the 22 years since the partnership’s acquisition of the property, net book value does not reflect any appreciation in the real estate since the purchase. Accordingly, the general partner does not believe net book value to be meaningful in connection with the fairness determination.

In determining the fairness to unitholders unaffiliated with the general partner of the purchase price and other terms of the sale of the Chimney Square apartments, the general partner is relying primarily on the independent appraisal of the property, but otherwise does not find it practicable to quantify or otherwise attach relative weights to the specific factors described above.

The purchaser bases its determination as to the fairness to unaffiliated unitholders of the purchase price and other terms of the sale and of the procedural fairness of the transaction on the same factors considered by the general partner as described above.

Disadvantages and Risks Associated with the Transaction

Unitholders should note that affiliates of the general partner may benefit from the sale to the purchaser of the Chimney Square apartments. This would most likely occur if the property were ultimately sold by the purchaser for an amount greater than the purchase price. The general partner considered the following potential disadvantages and risks to unitholders if the transaction is completed:

•	Continued ownership of the property by the partnership could be more economically beneficial to the unaffiliated unitholders than the proposed sale if the value of the property were to increase.

•	A more favorable transaction might be available from a third-party purchaser now or in the future.

•	No independent committee or entity negotiated with the purchaser the purchase price for the property.

•
Although an independent real estate valuation firm appraised the value of the property, no independent person has evaluated or rendered any opinion as to the fairness of the sale to unitholders unaffiliated with the general partner.

•	Unitholders will not be offered dissenters’ appraisal rights in connection with the transaction.

•	Unitholders may incur tax liabilities as a result of the transaction.

Conflicts of Interest

The general partner has interests regarding the transaction that may be in conflict with the economic interests of the unaffiliated unitholders. Specifically, a conflict exists between the desire of the purchaser, an affiliate of the general partner, to pay the partnership a lower price in exchange for the property (which results in a lower amount of proceeds payable to unitholders) and the desire of unitholders unaffiliated with the general partner to receive a higher price for the sale of the property (which results in a higher amount of proceeds payable to unitholders).

To mitigate against these conflicts of interest, the general partner has relied upon an independent appraisal of the property prepared by Deverick & Associates. In addition, although the general partner is authorized to sell the property to a party unaffiliated with the general partner without the consent of unitholders, because of these conflicts of interest the partnership agreement requires the consent to the proposed sale by limited partners holding 66⅔% of the outstanding limited partnership units (excluding units held by the general partner and his affiliates). Although the conflicts of interest cannot be eliminated, the general partner believes that the undertaking of the independent appraisal and the approval by the unaffiliated unitholders mitigates these conflicts and that the transaction is procedurally fair.

Unaffiliated unitholders were not independently represented in the negotiation of the proposed purchase and sale agreement, and no independent person or committee has evaluated or rendered any opinion as to the fairness of the purchase price and other terms of the sale. While the general partner believes that the purchase price for the property and the other terms of the sale are fair to the unitholders unaffiliated with the general partner, there is no assurance that a more favorable price could not have been obtained had one or more of these additional procedures been utilized.

Independent Appraisal

Experience of Deverick & Associates, Inc.

Deverick & Associates is a regional commercial and residential real estate firm that has provided appraisal, mortgage brokerage, consulting and review services in Texas and Oklahoma since 1986. The clients of Deverick & Associates include large and small companies, banks, mortgage companies, insurance companies, pension funds, real estate investment trusts, real estate developers, and management and advisory companies. The firm provides local commercial and residential real estate expertise on properties of virtually every type and nature in key markets in Texas and Oklahoma. Furthermore, Deverick & Associates provides a database of regional market information and ensures a consistent methodology for each property valuation. The general partner selected Deverick & Associates based upon their expertise in commercial real estate valuation.

The foregoing information has been provided by Deverick & Associates.

Appraisal

Based on its appraisal, Deverick & Associates determined that, subject to the assumptions and limitations described below, the “as is” market value of the property as of the date of the appraisal (January 2, 2007) was $5,250,000. The appraisal report states that a marketing period of approximately six months is believed to be reasonable in today’s market for multi-family properties such as the property.

Deverick & Associates’ opinion of value is only as of January 2, 2007, the date of the appraisal. Since that date, there may have been changes in external or market factors or in the property itself that significantly affect property value. Deverick & Associates has no obligation to update the appraisal or to advise the general partner of any changes of which it is aware that may affect the market value of the property after January 2, 2007.

The summary set forth below describes the material analyses employed and assumptions made by Deverick & Associates in preparing the appraisal. The general partner imposed no conditions or limitations on the scope of Deverick & Associates’ investigation or the methods and procedures to be followed in preparing the appraisal.

Factors Considered

In preparing its valuation of the property, Deverick & Associates:

•	inspected the surrounding area and utilized published and nonpublished data to draw conclusions about the affect of the area and neighborhood data impacting the property;

•	inspected the exterior of all buildings and site improvements (including a full physical inspection) and a representative sample of units;

•	reviewed leasing policy, concessions and history of recent occupancy;

•	reviewed a detailed history of income and expense;

•
conducted market research of occupancies, asking rents, concessions and operating expenses at comparable and competing properties, which involved obtaining information from local, county and state agencies, local real estate brokers and agents, local investors and other appraisers;

•	prepared an estimate of stabilized income and expense (for capitalization purposes);

•	conducted market inquiries into recent sales of similar properties to ascertain sales price per unit, effective gross income multipliers and capitalization rates; and

•	prepared sales comparison and income capitalization approaches to value.

Summary of Deverick & Associates’ Methodology and Approaches to Value

Sales Comparison Approach. The sales comparison approach uses analysis techniques and sales of comparable improved properties in surrounding or competing areas to derive units of comparison that are then used to indicate a value for the subject property. The primary units of comparison used in this analysis were sales price per unit, sales price per square foot and effective gross income multipliers.

Deverick & Associates compared the property with five other apartment complexes that were sold between December 2004 and October 2006 and located in the Abilene, Tyler, Temple and San Angelo, Texas real estate market areas. Based on its qualitative analysis, Deverick & Associates rated the locations of two of the five comparable properties superior to the location of the property and rated the condition of two of the five comparable properties superior to the property. The condition of the remaining three comparable properties were rated similar to the property. Deverick & Associates rated the amenities of three of the five comparable properties inferior to the property, while rating the amenities of the remaining two comparable properties similar to the property. Deverick & Associates also rated the square footage per average unit of four of the comparable properties inferior to the property. Finally, Deverick & Associates rated the quality of one of the five comparable properties superior to the property, with the rest being rated similar to the property. Based on the available data, Deverick & Associates concluded a value range of $37,947 to $42,188 per unit for the property. The estimated value of the property based on a $40,500 value per unit for the 128 units was approximately $5,200,000 (or $41.09 per square foot).

Because it is often difficult to determine the influence of physical characteristics on the effect of sales prices on a per unit or per square foot basis when analyzing comparable sales, Deverick & Associates also utilized a ratio of net operating income between each of the comparable properties and the property to estimate the value of the property on a per square foot basis. Based on its stabilized analysis in the income approach to value, Deverick & Associates concluded that the property’s projected net operating income for 2007 is $3.44 per square foot. See    “—Income Approach” below. By dividing the property’s net operating income of $3.44 per square foot by each comparable property’s net operating income per square foot, a ratio of comparison between the property and each comparable property was obtained. After multiplying each comparable property’s sales price per square foot by each such property’s ratio of comparison, Deverick & Associates established a value range of $36.61 per square foot to $52.21 per square foot for the property, and estimated the market value per square foot to be approximately $42.00. Based on a $42.00 per square foot sales price for the 126,544 square feet at the property, Deverick & Associates estimated the market value of the property to be approximately $5,320,000.

As part of the sales comparison approach, Deverick & Associates also performed the effective gross income multiplier (“EGIM”) analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce at stabilized occupancy. The five comparable apartment complexes had EGIMs ranging from 4.96 to 6.85, with an average EGIM rounding to 6.07. Based on an analysis of the comparable properties, Deverick & Associates established an EGIM of 5.8 for the property, which it multiplied by the effective gross income for the property ($968,354) resulting in a value conclusion of $5,330,000. See “—Income Approach” below.

The property’s value indication under the price per unit analysis yielded $5,200,000, while the price per square foot analysis produced a value indication of $5,320,000 and the EGIM analysis produced a value indication of $5,330,000. Because the selling price per unit is one of the methods most often used by investors purchasing apartment complexes in the marketplace, Deverick & Associates placed the most emphasis on the value indication derived through the physical comparison analysis and, therefore, concluded that the value for the property under the sales comparison approach was $5,200,000.

Income Approach. The purpose of the income approach is to value an income-producing property by analyzing likely future income and expenses of the property.

Deverick & Associates employed a direct capitalization analysis on the property by dividing a forecast of net operating income by an appropriate capitalization rate, which Deverick & Associates believed to be 8.25% for the property. Capitalization rates are extracted from comparable market sales as an indication of value. Deverick & Associates relied on a variety of sources as the basis of the forecast of net operating income, including an analysis of the property’s income and expenses based on historical data and comparable projects.

Under the income approach, the property’s effective gross income is calculated by adding apartment rental collections to other income and then adjusting for vacancies and loss to lease. Under this analysis, the estimated effective gross income was $968,354. Once the effective gross income was established, operating expenses were deducted from the effective gross income in order to arrive at net operating income for the property of approximately $435,836. Utilizing a capitalization rate of 8.25%, the projected net operating income resulted in a prospective (stabilized) value for the property (after rounding) of $5,300,000.

Reconciliation and Conclusions of Appraisal. The final step in the appraisal process was the reconciliation of the sales comparison approach and the income approach values to arrive at a final value conclusion. The reconciliation involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. After reconciling the various factors, Deverick & Associates emphasized both the income and sales comparison approaches, with slightly greater weight given to the income approach, and arrived at a final “as is” market value for the property of $5,250,000.

Assumptions, Limitations and Qualifications of Deverick & Associates’ Valuation

In preparing its appraisal, Deverick & Associates relied, without independent verification, on the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of the general partner, his designees, public records and published data sources or other real estate professionals, including property rent roll. In arriving at the appraisal, Deverick & Associates assumed:

•	good and marketable title to the property;

•	the property was free and clear of all liens, unless otherwise stated;

•	prudent and competent ownership and management of the property;

•	no hidden or unapparent conditions related to the property, its structure and its subsoil;

•	full compliance with all applicable regulations and laws regarding environmental conditions, zoning, business codes and use regulations;

•	all necessary licenses, consents or permits from any governmental or other controlling authority have been or can be obtained or renewed for any use considered in the value estimate;

•	the functionality of mechanical equipment and plumbing and electrical components located and utilized by the property;

•	no potentially hazardous or toxic materials were utilized in the construction or maintenance of the property nor located at or about the property;

•	compliance with the Americans with Disabilities Act of 1990;

•	any proposed improvements or repairs will be completed in good and workmanlike manner; and

•
the comprehensive business tax reform in Texas, effective January 1, 2007, positively impacts property value after consideration of the ad valorem tax decrease and gross receipts tax increase, assuming a 70% revenue basis is utilized.

Further, in its valuation of the property, Deverick & Associates was not provided with building plans for property improvements and, accordingly, the number of units and the net rentable area were based on the rent roll [as well as current floor plans and unit sizes furnished by the property’s management company]. Any significant deviations that result in a different unit count or net rentable area could impact the value estimates.

An appraisal is only an estimate of value, as of the specific date stated in the appraisal, and is subject to the assumptions and limiting conditions stated in the appraisal report. An opinion is not a measure of realizable value and may not reflect the amount which would be received if the property were sold. Reference should be made to the entire appraisal report. See “Availability of Report” below.

To the knowledge of the general partner, there have been no material changes in the property or any other relevant information since the date of the appraisal that may limit the usefulness of the appraisal or otherwise affect the validity and accuracy of the appraisal.

Availability of Report

Copies of the appraisal report have been filed with the Securities and Exchange Commission as an exhibit to the Schedule 13E-3 Transaction Statement filed by the general partner and the purchaser in connection with this solicitation of consents. See “Where You Can Find More Information.” Copies of the appraisal report for the property are also available for inspection and copying at the principal executive offices of the partnership during regular business hours by any interested unitholder or his or her designated representative at his or her cost.

Compensation

Deverick & Associates was paid a fee of $3,500 to provide the appraisal. The fee was negotiated by the general partner.

The partnership engaged Deverick & Associates in December 2006 to value the Chimney Square apartments in connection with the proposed sale. Previously, in 2004, Deverick & Associates provided its appraisal services to the partnership as part of the refinancing of the Chimney Square apartments property and received $5,000 for these services. Other than these engagements, there has been no material relationship between Deverick & Associates or its affiliates and the partnership or its affiliates, nor is any material relationship contemplated.

Prior Appraisal

In September 2004, the partnership engaged Deverick & Associates to appraise the value of the Chimney Square apartments in connection with refinancing the mortgage indebtedness on the property. Deverick & Associates appraised the property at $4,900,000 as of September 28, 2004.

Effects of the Transaction

Effect on the Partnership

If the sale is approved by the limited partners and the sale is completed, the partnership will no longer own the Chimney Square apartments, but will receive $5,250,000 in cash from the purchaser. The proceeds of this sale after providing for liabilities of the partnership will be distributed in accordance with the terms of the partnership agreement.

Effect on the Unitholders

If the sale occurs, the unitholders will no longer have an economic interest in the property through the partnership. However, as a result of the sale, the partnership will distribute to unitholders a cash payment which is expected to be approximately $95 to $100 per unit if the purchaser is permitted to assume the partnership’s mortgage debt on the property. If the purchaser is unable to assume the debt, the partnership will incur a prepayment fee to the lender as a result of the transaction, which would reduce the amount of the expected distribution to limited partners by approximately $8 per unit. See “The Purchase and Sale Agreement—Financing.” The partnership will be dissolved and unitholders will cease to be owners of the partnership. As a result, unitholders will no longer have the potential benefits and risks associated with ownership in the partnership, and will forego the opportunity to continue to participate as investors, including the right to distributions and potential appreciation of partnership assets over time.

Each unitholder will recognize gain in connection with the partnership’s sale of the Chimney Square apartments equal to the excess of the amount realized by the partnership in the sale and allocated to the unitholder over the unitholder’s share of the partnership’s adjusted tax basis in the property. See “—Material Federal Income Tax Consequences.”

Effect on the General Partner and his Affiliates

The general partnership interest is entitled to distributions from capital transactions only after limited partners have received a return of their original investment together with a specified preferred return on that investment. The general partner does not anticipate that the cumulative distributions to the limited partners, including any distributions resulting from the sale, will meet this threshold, and, consequently, no distributions related to the sale will be made on the general partnership interest.

The purchaser will acquire the property from the partnership, and will assume the benefits and risks associated with the ownership of the property.

Failure to Approve the Sale

If the sale is not approved by unitholders, the partnership will continue to own the property and the general partner will continue to operate the partnership in accordance with the terms of the partnership agreement and in fulfillment of his fiduciary duties. The partnership may (1) continue to hold the property, (2) solicit offers from potential purchasers to acquire the property (which may include affiliates of the general partner) through bid solicitation, auction or otherwise or (3) pursue other strategies intended to enhance the value of the unitholders’ investment in the partnership.

Plans or Proposals by the Partnership

If the sale of the property is approved by the limited partners and closes, the partnership will distribute its assets to unitholders (after providing for all partnership liabilities), and the partnership will be dissolved. If the sale does not close, the general partner will continue to operate the property or solicit proposals for the sale of the property on attractive terms.

Plans or Proposals by the Purchaser Following the Sale

The purchaser does not have any specific plans for the sale or other disposition of the Chimney Square apartments after their acquisition. The purchaser will, however, evaluate any proposals and may sell or dispose of the property if attractive terms are offered. Currently, there are no arrangements or proposals to do so.

Financing of the Purchase

Source of Funds

The purchase price to be paid to the partnership for the Chimney Square apartments by the purchaser is $5,250,000. It is anticipated that the purchaser will assume the $3,818,168 of existing mortgage indebtedness on the property (as of December 31, 2006) and will obtain the remaining $1,431,832 from the purchaser’s current working capital. The purchaser is highly confident of its ability to assume the existing mortgage indebtedness. If, however, the lender were to refuse to permit the debt assumption, the purchaser would purchase the property with new financing, but the partnership would incur a loan prepayment fee of approximately $114,000. See “Information about the Partnership—Description of the Partnership Property” for a summary of the terms of the mortgage indebtedness.

Costs Associated with the Sale

The following is an itemized statement of the approximate amount of expenses incurred or estimated to be incurred in connection with the sale of the Chimney Square apartments:

Financing costs	$
Appraisal fee
Title insurance
Legal fees
Consent solicitation costs (including filing fee, legal, printing and mailing costs)
Other
Total	$

If the lender of the indebtedness secured by the Chimney Square apartments property does not permit the purchaser to assume the indebtedness, the partnership will incur an additional loan prepayment fee of approximately $114,000.

The partnership will bear all of the above costs except the financing costs. The purchaser will pay the financing costs and all other costs involved in the assumption of the mortgage indebtedness on the property. Because of the structure of the proposed sale to the purchaser, there will be no broker commission costs, which in a third-party sale would be borne by the partnership.

Material Federal Income Tax Consequences

The following summary is a general discussion of material federal income tax consequences of the partnership’s proposed sale of the Chimney Square apartments and subsequent liquidation of the partnership. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations under it, administrative rulings, practice and procedures and judicial authority as of the date of this consent solicitation statement. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not discuss all the tax consequences that may be relevant to a particular unitholder in light of the unitholder’s particular circumstances or to a unitholder subject to special rules including nonresident aliens, foreign corporations, certain financial institutions, regulated investment companies, insurance companies, dealers in securities, and tax-exempt organizations. This summary also does not discuss any aspect of state, local, foreign or other tax laws.

Each unitholder should consult his or her tax advisor as to the particular tax consequences of the transaction to the unitholder.

Taxable Gain or Loss Upon the Sale of the Chimney Square apartments

A unitholder will realize and recognize gain or loss, or a combination of both, upon the partnership’s sale of the Chimney Square apartments. The gain from the sale of the property will be treated by the partnership as a long-term capital gain and will be an amount equal to the excess of the amount realized by the partnership and allocated to the unitholder (i.e. the cash received by the partnership) over the unitholder’s adjusted tax basis in the property. Long-term capital gains are generally taxable at maximum federal rates of 15% in the case of unitholders who are individuals and 35% in the case of unitholders that are corporations, subject however to recapture of prior depreciation. The partnership expects that the value of the property and, accordingly, the capital gain on the sale of the property, will be allocated approximately 80% to the building and 20% to the land. As a result of prior tax deductions taken on the depreciation of the building, for taxpayers who are individuals, the capital gain attributable to the building will instead be subject to a 25% maximum federal capital gains tax rate to the extent of previously allocated depreciation deductions. Each unitholder must report his or her allocable share of these gains and losses in the year in which the property is sold.

Each unitholder’s recognized allocable share of the net partnership Section 1231 gains or losses must be netted with that unitholder’s individual Section 1231 gains and losses recognized during the year in order to determine the character of the net gains or net losses under Section 1231. Section 1231 gains are those arising from the sale or exchange of “Section 1231 Property” which means (i) depreciable assets used in a trade or business or (ii) real property used in a trade or business and held for more than one year. Section 1231 losses are those losses arising from the sale or exchange of Section 1231 Property. A unitholder’s net Section 1231 gains will be treated as capital gains, except to the extent recharacterized as ordinary income due to depreciation recapture, and net losses will be treated as ordinary losses.

Liquidation of the Partnership

After the sale of the Chimney Square apartments, the partnership’s assets will consist solely of cash, which will be distributed to unitholders after payment of or provision for the partnership’s liabilities, in complete liquidation of the partnership. The partnership will not realize gain or loss upon the distribution of cash to the unitholders in liquidation. After the partnership allocates net income or net loss to unitholders from the sale of the property, with the concomitant tax basis adjustments, the distribution of cash to the unitholders in liquidation will not result in tax consequences to a unitholder to the extent the distribution does not exceed the unitholder’s federal income tax basis in his or her units. To the extent that the amount of the distribution is in excess of that basis, the excess will be taxed as a long-term or short-term capital gain depending on a unitholder’s holding period. See “—Material Federal Income Tax Consequences—Capital Gains Tax.”

In general, the character (as capital or ordinary) of a unitholder’s gain or loss on the liquidation of the partnership will be determined by allocating the unitholder’s amount realized in the liquidation and the unitholder’s adjusted tax basis in his or her units between “Section 751 items,” which are “inventory items” and “unrealized receivables” (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The difference between the portion of the unitholder’s amount realized that is allocable to Section 751 items and the portion of the unitholder’s adjusted tax basis in his or her units that is so allocable will be treated as ordinary income or loss. The difference between the unitholder’s remaining amount realized and remaining adjusted tax basis will be treated as capital gain [or loss] assuming the units were held by the unitholder as capital assets.

Capital Gains Tax

A unitholder’s capital gain or loss, if any, upon the liquidation of the partnership will be treated as long-term capital gain or loss if the unitholder’s holding period for his or her units exceeds one year. Under current law, which is subject to change, long-term capital gains of individuals and other non-corporate taxpayers generally are taxed at a maximum marginal federal income tax rate of 15%, or 35% on recapture of the amount of accelerated depreciation on real property. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct each year against ordinary income up to $3,000 of capital losses in excess of the amount of their capital gains. Excess capital losses generally can be carried forward to succeeding years. A corporation’s carryforward period is five years, and a non-corporate taxpayer’s carryforward period is unlimited. In addition, corporations, but not non-corporate taxpayers, are generally allowed to carry back excess capital losses to the three preceding taxable years.

Passive Loss Limitations

A unitholder’s allocable share of partnership income or loss may be subject to the passive activity loss limitations under the Code. Unitholders who are individuals, trusts, estates, or personal service corporations may offset passive activity losses only against passive activity income. Unitholders who are closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset these losses against portfolio income. A unitholder’s allocable share of any partnership gain realized on the sale of the Chimney Square apartments will be characterized as passive activity income.

Backup Withholding

Unless a unitholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and associated Treasury Regulations, the unitholder may be subject to a 28% backup withholding tax on any payments received as a result of the sale. Backup withholding generally will not apply to payments made to certain exempt recipients, such as a corporation or financial institution, or to a unitholder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information to the partnership. If backup withholding applies, the amount withheld is not an additional tax, but is credited against that unitholder’s U.S. federal income tax liability.

The foregoing discussion is intended to be a summary of certain income tax considerations of the sale of the Chimney Square apartments and the subsequent liquidation of the partnership. Each unitholder should consult his or her own tax advisor concerning his or her particular tax circumstances and the federal, state, local, foreign and other tax consequences to the unitholder of the sale of the property and the subsequent liquidation of the partnership.

CONSENT PROCEDURE

Limited Partner Consent

The partnership agreement of the partnership requires the consent of limited partners holding 66⅔% of the outstanding limited partnership units (excluding units held by the general partner and his affiliates) to authorize the sale of the Chimney Square apartments to an affiliate of the general partner. The close of business on March __, 2007, has been established by the general partner as the record date for determining limited partners entitled to execute consents to vote for or against the proposed sale. Only unitholders of record as of the close of business on the record date will be eligible to vote on the sale. If you are a unitholder of record on the record date you will retain your voting rights even if you sell your units after the record date. Accordingly, it is important that you execute a Consent Card for the units held by you on the record date, even if you sold your units after the record date. Each outstanding limited partnership unit entitles the record holder to one vote. This solicitation of consents will expire at 5:00 p.m. Central Time on the earlier of (i) April __, 2007 or such later date to which the general partner extends the solicitation or (ii) the date the general partner determines that the requisite number of consents have been received to approve the sale, but not before March __, 2007. As of the record date, the partnership had 14,436 limited partnership units outstanding and entitled to vote. In accordance with the terms of the partnership agreement, the partnership will bear the costs of this consent solicitation.

Consent Procedures

Below is an outline of the procedures to be followed if you wish to vote to consent or withhold consent or abstain on the proposed sale. An abstention will have the same effect as a vote against the sale. A Consent Card is included with this consent solicitation statement. You should complete this Consent Card in accordance with the instructions contained in this consent solicitation statement in order to give or withhold your consent to the proposed sale.

If your units are held in the name of a brokerage firm, bank or other institution, only that institution can execute a Consent Card for your units, and only upon receipt of your specific instructions. Accordingly you should contact the person responsible for your account and give instructions to vote the Consent Card representing your units.

The following procedures must be strictly followed in order for the instructions of a limited partner as marked on the limited partner’s Consent Card to be effective:

1. You may give or withhold your consent by delivering your Consent Card only during the solicitation period commencing on the date of delivery of this consent solicitation statement and continuing until 5:00 p.m. Central Time on April __, 2007, or such later date as the general partner may determine to extend the solicitation.

2. You must return a properly completed, signed and dated Consent Card in the enclosed postage-paid envelope or fax it to (972) 836-8033.

3. You can revoke a previously given CONSENT by signing a subsequently dated Consent Card that is properly marked to indicate “WITHHOLD CONSENT” and delivering it to Univesco, Inc. by mail or fax at any time prior to the end of the solicitation period.

4. A limited partner who submits a signed and dated but unmarked Consent Card or submits a properly completed, signed and dated Consent Card marked to indicate “CONSENT” will be deemed to have consented to the sale.

If you have any questions about this consent solicitation, please do not hesitate to contact the general partner’s agent at (972) 836-8000 or toll free (800) 966-2787.

No Dissenters’ Rights of Appraisal

Neither the partnership agreement nor Texas law provides rights of appraisal or similar rights to unitholders whether or not unitholders abstain or consent to or withhold consent from the proposed sale. As a result, if unitholders holding 66⅔% of the outstanding limited partnership units (excluding units held by the general partner or his affiliates) approve the sale and if the sale is completed, all unitholders, including those who do not consent to the sale, will receive a distribution of the net assets of the partnership in accordance with the partnership agreement.

SOLICITATION OF CONSENTS

This consent solicitation is being made by the general partner on behalf of the partnership. The general partner and the officers, directors and employees of Univesco, Inc., the management firm retained by the general partner, may assist without additional compensation in this consent solicitation and in providing information to limited partners in connection with any questions they may have relating to this consent solicitation statement and the consent procedures. The cost of the consent solicitation will be borne by the partnership.

THE PURCHASE AND SALE AGREEMENT

The purchase and sale agreement between the partnership and the purchaser will be entered into only if the unitholders approve the sale of the property. If the sale is approved, the general partner on behalf of the partnership intends to enter into an agreement substantially in the form of the purchase and sale agreement. The material provisions of the agreement are summarized below. Although complete in all material respects, this summary is qualified by reference to the full text of the form of purchase and sale agreement which is filed as an exhibit to the Schedule 13E-3, which has been filed by the purchaser and the general partner with the Securities and Exchange Commission in connection with this transaction. See “Where You Can Find More Information.”

Purchase

The agreement provides for the sale by the partnership to the purchaser of the Chimney Square apartments for a purchase price of $5,250,000 and the assumption by the purchaser of all liabilities relating to the property. After approval of the sale, at the time of execution of the agreement, the purchaser will deposit into escrow $100,000 as earnest money to be applied against the cash portion of the purchase price at closing.

Financing

The purchaser intends to assume the amount of the existing mortgage indebtedness on the property as part of the payment of the purchase price for the property. See “Information about the Partnership—Description of the Partnership Property” for a summary of the terms of the mortgage indebtedness. The purchaser is highly confident that the lender of the existing mortgage debt will approve the purchaser’s assumption of the debt. If, however, the lender refuses to permit the purchaser to assume the indebtedness, the purchaser will obtain the necessary financing from other sources. In that event the partnership will prepay the existing mortgage indebtedness on the property and will incur a prepayment fee of approximately $114,000.

Representations and Warranties of the Parties

The agreement contains no representations and warranties or any inspection period for the purchaser. The purchaser is purchasing the property “as is.”

Covenants

The agreement provides for customary apportionment between the parties of income and expense items relating to the property.

The purchaser is responsible for all recording and filing fees and charges.

The partnership is obligated to operate the property in the ordinary course consistent with past practice until the closing.

In the event of fire or other casualty affecting the property, the purchaser would not be relieved of its obligation to purchase the property, and the partnership would be required to assign to the purchaser the partnership’s rights to any insurance proceeds, plus pay to the purchaser the amount of any deductible under the insurance policy. In the event of a condemnation of any portion of the property, the purchaser would not be relieved of its obligation to purchase the property, and the partnership would be required to assign to the purchaser any condemnation awards or proceeds.

Conditions to the Sale

Limited partners holding 66⅔% of the outstanding limited partnership units must approve the sale (excluding any units held by the general partner or his affiliates).

Once the unitholders have approved the sale, the purchase agreement provides no conditions to the closing of the sale, and both the partnership and the purchaser are obligated to complete the sale.

Closing

The closing of the sale is scheduled to occur on the earlier of (1) 10 days after the approval by the current lender of the assumption by the purchaser of the existing mortgage indebtedness and (2) 90 days after the approval of the sale by the limited partners. The purchaser may extend the closing date for an additional 30 days if the purchaser deposits into escrow an additional $10,000 of earnest money.

Termination

The purchase and sale agreement may be terminated by either party if such party is not in default under the agreement if the sale has not occurred within 90 days after approval of the sale by the limited partners. If the purchaser defaults on its obligations, the partnership’s remedy is termination of the agreement and receipt of the entire amount of the earnest money deposit as liquidated damages.

INFORMATION ABOUT THE PARTNERSHIP

General Information

The partnership is a limited partnership formed under the laws of the State of Texas on April 16, 1984. The partnership was organized to acquire a diversified portfolio of income-producing real properties, primarily apartments, as well as office buildings, industrial buildings and other similar properties. The partnership offered partnership units for sale in a public offering between July 1984 and July 1985. Currently, the partnership has 14,544 limited partnership units outstanding held by 1,470 registered holders.

The address of the partnership’s principal executive office is 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093, and the telephone number is (972) 836-8000.

General Partner

Robert J. Werra is the general partner of the partnership. The general partner retained Univesco, Inc., a Texas corporation 83%-owned by the general partner, to manage the affairs of the partnership. Although Univesco acts as the managing agent for the partnership’s properties, the general partner has the ultimate authority to conduct the business of the partnership and make property management decisions.

Description of the Partnership Property

The only property now owned by the partnership is the Chimney Square apartments. The property was acquired in 1984 for a purchase price of $4,922,000 and has 128 apartment units and 24 townhouse units.

During each of the years 2002 through 2006, the property had average occupancy rates of 96.1%, 94.5%, 99.2%, 96.9% and 98.3%, respectively.

On December 10, 2004, the partnership refinanced the indebtedness on the Chimney Square apartments property with a non-recourse loan in the principal amount of $3,920,000 secured by the property. The loan matures

January 1, 2012 and has a principal balance as of December 31, 2006 of $3,818,168. The loan bears interest at a variable rate, adjusted monthly, equal to the annual rate of (a) the money market yield for 30-day general obligations of the Federal Home Loan Mortgage Corporation (generally known as “Freddie Mac”) established at Freddie Mac’s auction most recently preceding the applicable month, plus (b) 1.53%, subject to a maximum interest rate of 6.25%. Principal payments are due monthly in variable amounts based each month on a payment of principal and interest that would amortize the remaining principal of the loan, assuming the interest rate then in effect, with equal monthly payments through the maturity date. For the month of January 2007, the annual interest rate was 6.25%, with the monthly loan payment consisting of $19,886 in interest and $4,171 in principal reduction.

If the loan is prepaid prior to October 1, 2011, the partnership will be required to pay a prepayment premium equal to the following percentages of the amount prepaid:

•	3% until January 31, 2008

•	2% from February 1, 2008 until January 31, 2009; and

•	1% from February 1, 2009 until September 30, 2011.

Although the loan is non-recourse, the partnership would be liable for:

•	any unpaid water, sewer or other charges or assessments that could become a lien on the property;

•	any costs relating to a breach of the partnership’s representations and covenants in the loan documents concerning environmental matters relating to the property;

•	costs advanced by the lender to procure required insurance;

•	losses from the failure to apply for insurance or condemnation proceeds;

•	costs of the lender to audit the partnership as a result of the partnership’s failure to provide required reports and financial statements concerning the operation of the property;

•	damages from owning and operating the property other than as required by the loan documents; and

•	transferring the property without the lender’s approval, except as permitted in the loan documents.

The loan documents contain covenants of the partnership, which are customary for real estate loans, including payment of taxes or charges relating to the property, use of the property, maintaining books and records, providing reports relating to the property, maintaining insurance, and compliance with environmental and other laws.

The loan documents provide customary events of default that would accelerate the payment of all unpaid principal and accrued interest, including:

•	the partnership’s failure to make required payments on the loan;

•	the partnership’s failure to observe and perform its covenants after notice from the lender and the expiration of the applicable cure period;

•	the commencement of a forfeiture proceeding regarding the property that could impair the lender’s lien on the property;

•	any breach of the partnership’s representations and warranties; or

•	the partnership’s entry into bankruptcy or similar proceeding.

Distributions

The partnership makes two types of distributions: (1) distributions of net operating cash flow of the partnership and (2) distributions of the net proceeds from the sale or refinancing of partnership properties.

Net operating cash flow is distributed (A) first to the limited partners in the amount of the cumulative 6% preferred annual return due to the limited partners on their adjusted capital contributions (i.e. capital contributions reduced by the amount of distributions to the limited partners of net proceeds from the sale or refinancing of a partnership property that exceed the amount of their cumulative 6% preferred annual return) and then to the general partner in an amount equal to 1/9 of the amount distributed to the limited partners and (B) any remaining amount 90% to the limited partners and 10% to the general partner.

Net proceeds are distributed (A) first to the limited partners in the amount of their capital contributions, (B) second, to the limited partners in the amount of their 6% cumulative preferred annual return due on their adjusted capital contributions and (C) any remaining amount 85% to the limited partners and 15% to satisfy the “distribution preference” of the limited partners and any remaining balance to the general partner.

During the past five years the partnership has allocated income and made cash distributions as set forth below:

Years	Taxable Income	Cash Distributions
2002	$15	$15
2003	$17	—
2004	$10	$100
2005	$13	$25
2006	$12	$25

Partnership Units Outstanding

The partnership has 14,544 limited partnership units outstanding held by 1,470 unitholders of record. The following table provides information as to the beneficial ownership of partnership units by the general partner and each other person who, to the partnership’s knowledge, beneficially owns 5% or more of the limited partnership units.

Name and Address of Beneficial Owner	Number of Units Beneficially Owned	Percent of Class
Robert J. Werra 2800 N. Dallas Parkway Suite 100 Plano, Texas 75093	86	*
Everest Management, LLC 199 S. Los Robles Avenue Suite 200 Pasadena, California 91101	990.25	6.8%
Equity Resources 44 Brattle Street, 4th Floor Cambridge, Massachusetts 92138	930	6.4%

* Less than 1.0%

Officers and employees of Univesco beneficially own an aggregate of 22 partnership units.

Market for the Units

The units are not traded on any established trading market and no market of this type is expected to develop. Therefore, limited information is available regarding market prices for the units.

On November 22, 2006, affiliates of MacKenzie Patterson Fuller, LP commenced a tender offer to purchase up to 14,534 units at a price of $85 per unit, less the amount of any distributions declared or paid between November 22, 2006 and the termination of the tender offer. On November 24, 2006, the partnership paid a distribution to limited partners of $25 per unit. Therefore, under the terms of the tender offer, the purchase price so offered should have been reduced to $60 per unit. On January 10, 2007, the offeror reported an aggregate of 505.75 units were purchased in the tender offer.

In early January 2007, the partnership became aware of an offer by CMG Partners, LLC to purchase up to 4.9% of the outstanding units at a price of $62.50 per unit, less the amount of any distributions declared or paid after December 10, 2006. The offer provided for its expiration on February 28, 2007, unless earlier terminated or extended by the offeror.

Related Party Transactions

Robert J. Werra is the general partner of the partnership and as such controls and directs the business of the partnership in accordance with the limited partnership agreement of the partnership. The partnership agreement permits the general partner and his affiliates to be paid fees for services rendered to the partnership so long as the services are on terms competitive with and comparable to terms available from non-affiliated persons rendering the same services. The partnership entered into a management agreement in 1984 that was replaced by a management agreement dated October 20, 2004, with Univesco, Inc., a Texas corporation, which is 83% owned by Robert J. Werra. Under the terms of the management agreement, Univesco acts as the managing agent for the partnership’s properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee for the properties actually managed equal to 5% of the Partnership’s gross receipts from such properties. During the years ended December 31, 2006, 2005 and 2004 Univesco received management fees of $48,225, $46,996, and $46,615 respectively, and an administrative service fee of $5,472 in each of such years.

Summary Historical Financial Data

The following table shows summary financial information for the partnership for each of the three years in the period ended December 31, 2005, and for the nine months ended September 30, 2005 and 2006. The full year summary financial data are derived from the partnership’s financial statements audited by Farma, Fuqua, Hunt & Munselle, P.C., independent registered public accountants. The nine-month summary financial data are derived from the partnership’s unaudited interim financial statements. The financial data below should be read in conjunction with the full historical financial statements and accompanying notes which are set forth in the partnership’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q that are incorporated by reference into this consent solicitation statement. See “Where You Can Find More Information” to access and obtain copies of the partnership’s filings with the SEC.

	Nine Months Ended September 30		Year Ended December 31
	2006	2005	2005	2004	2003
Income Statement Data
Property Revenues
Rental income	$701,322	$688,841	$915,441	$903,576	$887,936
Fees and other	23,863	21,931	25,826	28,732	22,618
Total Revenues	725,185	710,772	941,267	932,308	910,554
Net Income (Loss)	$20,070	$36,705	$19,339	$(1,194)	$78,211
Per limited partnership unit - basic	$1.37	$2.50	$1.32	$(.08)	$5.32
Limited partnership units outstanding - basic	14,544	14,544	14,544	14,544	14,544
Cash distributions per limited partnership unit	$25	$25	$25	$100	$—
Balance Sheet Data
Cash and cash equivalents	$409,116	$175,506	$191,459	$235,305	$240,219
Real estate investments	5,643,390	5,607,977	5,620,390	5,500,977	5,374,778
Accumulated depreciation	(4,235,429)	(4,022,511)	(4,078,027)	(3,872,511)	(3,680,782)
Net real estate	1,407,961	1,585,466	1,542,363	1,628,466	1,693,996
Total assets	2,059,237	2,109,581	2,102,094	2,357,306	2,158,360
Current liabilities	181,728	190,854	209,748	65,116	193,430
Mortgage payable	3,829,910	3,873,432	3,864,817	3,920,000	2,137,546
Total liabilities	4,011,638	4,064,286	4,074,565	3,985,116	2,330,976
Partners’ equity	(1,952,401)	(1,954,705)	(1,972,471)	(1,627,810)	(172,616)

INFORMATION CONCERNING THE PURCHASER AND ITS AFFILIATES

The Purchaser

The purchaser, RJW Chimney Square, L.C., is a Texas limited liability company authorized to acquire, own and manage real property, and was formed to hold the Chimney Square apartments property. The principal office and place of business of the purchaser is 2800 North Dallas Parkway, Suite 100, Plano, Texas 75093.

Affiliates of the Purchaser

The controlling member of the purchaser is Robert J. Werra. The manager of the purchaser is John R. Werra. The principal office and place of business for Robert J. Werra and John R. Werra is 2800 North Dallas Parkway, Suite 100, Plano, Texas 75093.

For more than five years, the principal occupation or employment of Robert J. Werra has been serving as the general partner of the partnership and other real estate limited partnerships and as the chief executive officer of Univesco, the principal business of which is providing property management services to the partnership and other real estate partnerships. For more than five years, the principal occupation or employment of John R. Werra has been serving as the president of Univesco. Robert J. Werra and John R. Werra are each citizens of the United States.

WHERE YOU CAN FIND MORE INFORMATION

General

The partnership files reports with the Securities and Exchange Commission on a regular basis. Unitholders may read or copy any document that the partnership files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 800-SEC-0330 for further information about the public reference rooms. The partnership’s filings are also available from the SEC’s web site at www.sec.gov.

The following documents previously filed by the partnership with the SEC are incorporated in this consent solicitation statement by reference:

(a) Annual Report on Form 10-K for the year ended December 31, 2005; and

(b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

All documents filed by the partnership pursuant to Sections 13 (a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the termination of the consent solicitation will be deemed to be incorporated by reference and made a part of this document from the date of the filing of these documents. Upon your request we will send you at no charge a copy of any document, without exhibits, that the partnership has filed with the SEC. See “Who Can Help Answer Your Questions.”

Any statement contained in a document incorporated or deemed to be incorporated by reference in this consent solicitation statement will be deemed to be modified or superseded for purposes of this consent solicitation statement to the extent that a statement contained in this consent solicitation statement or in any other document subsequently filed with the SEC which also is deemed to be incorporated by reference in this consent solicitation statement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this consent solicitation statement.

The purchaser and the general partner are affiliates of the partnership. Accordingly, in connection with the proposed sale transaction and this consent solicitation they have jointly filed with the SEC a Schedule 13E-3 Transaction Statement. This consent solicitation statement does not contain all of the information contained in the Schedule 13E-3, some of which is omitted as permitted by SEC rules. Statements made in this consent solicitation statement, while complete in all material respects, are qualified by reference to documents filed as exhibits to the

Schedule 13E-3. The Schedule 13E-3, including exhibits, is available for inspection and copying at the SEC as described above.

The purchaser is not a public company and is not required to file reports of any type with the SEC.

Independent Accountants

The consolidated financial statements and financial statement schedule of the partnership incorporated by reference in this consent solicitation statement have been audited by Farma, Fuqua, Hunt & Munselle, P.C., independent registered public accounting firm, as set forth in their report relating to those financial statements, and incorporated by reference in this document in reliance upon their authority as experts in accounting and auditing.

[PRELIMINARY COPY - SUBJECT TO COMPLETION]

AMRECORP REALTY FUND II

FORM OF CONSENT CARD

Solicited on behalf of the general partner of Amrecorp Realty Fund II.

The undersigned, a limited partner of AMRECORP REALTY FUND II, acting with respect to all of the limited partnership interests held by the undersigned, revokes any previous votes that the undersigned may have given with respect to the following proposal and hereby votes all limited partnership interests in the partnership held of record by the undersigned as follows.

The general partner of the partnership recommends that you choose “CONSENT” for the item below.

1. Sale of the partnership’s Chimney Square apartments to RJW Chimney Square, L.C., an affiliate of the partnership’s general partner.

[ ] CONSENT	[ ] WITHHOLD CONSENT	[ ] ABSTAIN

This Consent Card will be voted in accordance with the undersigned limited partner’s specifications hereon. In the absence of such specifications, this Consent Card will be deemed to CONSENT to the proposed sale.

Please sign, date and mail this Consent Card today in the enclosed pre-addressed, postage-paid return envelope, or fax your Consent Card to 972-836-8033, attention: Christy Cowling.

Please sign your name below exactly as it appears on the partnership’s records. If your partnership units are held jointly, each limited partner should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by general partner.

Dated: __________________, 2007

(You must fill in the date)
______________________________________________
Signature

______________________________________________
Title

______________________________________________
Signature (if held jointly)

Please sign, date and return this Consent Card promptly. If you have any questions or need assistance, please call 972-836-8001 or toll free 800-966-2787.